Exhibit 99.1

Changyou Reports First Quarter 2018 Unaudited Financial Results

Beijing, China, April 25, 2018– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Highlights

•	Total revenue[1] was US$137 million[2], representing an increase of 14% year-over-year and a decrease of 5% quarter-over-quarter, exceeding the Company’s guidance.

•	Online game revenue was US$105 million, representing an increase of 24% year-over-year and a decrease of 4% quarter-over-quarter, exceeding the Company’s guidance.

•	GAAP net loss attributable to Changyou.com Limited was US$13 million, compared with net income of US$30 million in the first quarter of 2017 and net income of US$34 million in the fourth quarter of 2017.

•	Non-GAAP[3] net loss attributable to Changyou.com Limited was US$16 million, compared with net income of US$35 million in the first quarter of 2017 and net income of US$34 million in the fourth quarter of 2017.

•	GAAP and non-GAAP net loss attributable to Changyou.com Limited include the accrual of additional withholding income taxes of US$47 million for the period before December 31, 2017 recognized in relation to a change in policy for the Company’s PRC subsidiaries with respect to their distribution of cash dividends.

Mr. Dewen Chen, CEO, commented, “Both our top line and bottom line results exceeded our expectations in the first quarter, largely as a result of better-than-expected performance of our flagship game, TLBB PC, despite the seasonal impact of the Chinese New Year holidays, and a moderation of the declines in Legacy TLBB Mobile. We will continue to focus on maximizing the longevity of our legacy games with ongoing improvements to the in-game content and functionality as we look to sustain user interest and engagement. We also remain laser-focused on producing top quality games. While MMORPG games will continue to be our primary focus, we are also exploring the development of other advanced casual and SLG games that meet our high standards for innovation and quality.”

Mr. Qing Wei, Chief Games Development Officer, added, “We were able to further slow the declines in Legacy TLBB Mobile during the first quarter with the launch of several new expansion packs featuring new content and enhanced functionality and features. In the second quarter, we plan to launch a new expansion pack to celebrate the first anniversary of Legacy TLBB Mobile. Between the new content and the celebratory events to mark the milestone, we believe we can continue to maintain user engagement and further slow the declines in the game.”

[1]	The Company has adopted ASU No. 2014-09, “Revenue from Contracts with Customers” beginning January 1, 2018. Adoption does not have a material impact on the Company’s consolidated financial statements.
[2]	For the first quarter of 2018, on a yearly basis, the appreciation of the RMB against the U.S. dollar impacted our reported financial results. On a constant currency (non-GAAP) basis, if the exchange rate in the first quarter of 2018 had been the same as it was in the first quarter of 2017, or RMB6.88=US$1.00, total revenue in the first quarter of 2018 would have been US$127 million, or US$10 million lower than GAAP total revenue, and up 6% year-over-year, rather than up 14% year-over-year.
[3]	Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures”.

Mr. Yaobin Wang, CFO of Changyou added, “Based on our healthy balance sheet and continued strong cash-generating capabilities, we announced a US$500 million special cash dividend on April 5, 2018. After the dividend distribution on April 26th, we will still have over US$500 million of cash on hand that can be invested across our business to strengthen our R&D and marketing capabilities, and help us maintain our leading position in the online game market.”

First Quarter 2018 Operational Results

•	Total average monthly active accounts[4] of the Company’s PC games were 2.5 million, representing an increase of 4% year-over-year and 4% quarter-over-quarter.

•	Total average monthly active accounts of the Company’s mobile games were 2.6 million, representing an increase of 136% year-over-year and a decrease of 16% quarter-over-quarter. The year-over-year increase was largely due to Legacy TLBB Mobile, which was launched in the second quarter of 2017. The quarter-over-quarter decrease reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile.

•	Total quarterly aggregate active paying accounts[5] of the Company’s PC games were 0.8 million, representing a decrease of 11% year-over-year and flat quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of the Company’s older games, including TLBB PC.

•	Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.8 million, representing an increase of 167% year-over-year and a decrease of 33% quarter-over-quarter. The year-over-year increase was largely due to Legacy TLBB Mobile, which was launched in the second quarter of 2017. The quarter-over-quarter decrease reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile.

First Quarter 2018 Unaudited Financial Results

Revenue

Total revenue was US$137 million, representing an increase of 14% year-over-year and a decrease of 5% quarter-over-quarter.

Online game revenue was US$105 million, representing an increase of 24% year-over-year and a decrease of 4% quarter-over-quarter. The year-over-year increase was due to the revenue contribution of Legacy TLBB Mobile, which was launched in the second quarter of 2017. The quarter-over-quarter decrease was due to the natural decline in revenue of the Company’s older games, including Legacy TLBB Mobile.

Online advertising revenue was US$5 million, representing a decrease of 13% year-over-year and 17% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to fewer Web games being marketed on the 17173 website.

Cinema advertising revenue was US$25 million, flat year-over-year and quarter-over-quarter.

Internet value-added services (“IVAS”) revenue was US$2 million, representing a decrease of 56% year-over-year and 48% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to lower revenue from PC internet products in the first quarter of 2018.

[4]	Monthly Active Accounts refers to the number of registered accounts that were logged in to these games at least once during the month.
[5]	Quarterly Aggregate Active Paying Accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Gross profit/ (loss)

GAAP and non-GAAP gross profit were both US$94 million, representing an increase of 17% year-over-year and a decrease of 5% quarter-over-quarter. GAAP and non-GAAP gross margin were both 69%, compared with 67% in the first quarter of 2017, and 68% in the fourth quarter of 2017.

GAAP and non-GAAP gross profit of the online games business were both US$88 million, representing an increase of 28% year-over-year and a decrease of 4% quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 84%, compared with 81% in the first quarter of 2017 and 84% in the fourth quarter of 2017.

GAAP and non-GAAP gross profit of the online advertising business were both US$4 million, representing a decrease of 15% year-over-year and 20% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 71%, compared with 72% in the first quarter of 2017 and 73% in the fourth quarter of 2017.

GAAP and non-GAAP gross profit of the cinema advertising business were both US$2 million, representing a decrease of 67% year-over-year and an increase of 118% quarter-over-quarter. GAAP and non-GAAP gross margin of the cinema advertising business were both 9%, compared with 26% in the first quarter of 2017 and 4% in the fourth quarter of 2017. The year-over-year decrease in gross margin was mainly due to an increase in costs related to acquisition of advertising resources in the first quarter of 2018. The quarter-over-quarter increase in gross margin was mainly due to a decrease in cinema advertising costs as the Company partnered with fewer cinemas in the first quarter of 2018.

GAAP and non-GAAP gross profit of the IVAS business were both US$0.2 million, compared with gross profit of US$1 million in the first quarter of 2017 and gross profit of US$1 million in the fourth quarter of 2017.

Operating expense

Total operating expense was US$57 million, representing an increase of 16% year-over-year and a decrease of 10% quarter-over-quarter.

Product development expense was US$34 million, representing an increase of 28% year-over-year and 2% quarter-over-quarter. The year-over-year increase was mainly due to an increase in expenses associated with the development of Legacy TLBB Mobile.

Sales and marketing expense was US$15 million, representing an increase of 39% year-over-year and a decrease of 24% quarter-over-quarter. The year-over-year increase and quarter-over-quarter decrease reflect changes in marketing and promotional spending for new games in each of the corresponding quarters.

General and administrative expense was US$8 million, representing a decrease of 34% year-over-year and 25% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to a decrease in share-based compensation expense resulting from changes in the market price for the Company’s ADSs in the first quarter of 2018 compared with the first quarter of 2017 and the fourth quarter of 2017.

Operating profit

Operating profit was US$37 million, compared with operating profit of US$32 million in the first quarter of 2017 and US$35 million in the fourth quarter of 2017.

Non-GAAP operating profit was US$35 million, compared with non-GAAP operating profit of US$37 million in the first quarter of 2017 and US$35 million in the fourth quarter of 2017.

Other Income, net

Other income was US$5 million, compared with US$2 million in the first quarter of 2017 and US$4 million in the fourth quarter of 2017.

Income tax expense

Income tax expense was US$61 million, compared with income tax expense of US$8 million in the first quarter of 2017 and income tax expense of US$11 million in the fourth quarter of 2017.

The income tax expense for the first quarter of 2018 includes the accrual of additional withholding income taxes of US$47 million for the period before December 31, 2017 recognized in relation to a change in policy for the Company’s PRC subsidiaries with respect to their distribution of cash dividends.

Net income/ (loss)

Net loss was US$13 million, compared with net income of US$30 million in the first quarter of 2017 and net income of US$34 million in the fourth quarter of 2017.

Non-GAAP net loss was US$16 million, compared with net income of US$35 million in the first quarter of 2017 and net income of US$34 million in the fourth quarter of 2017.

Net income/ (loss) attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests were both US$0.3 million. This compares with GAAP and non-GAAP net income of US$0.1 million in the first quarter of 2017, and GAAP and a non-GAAP net loss of US$0.1 million in the fourth quarter of 2017. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap, the developer of the Dolphin Browser, which was disposed of by the Company in the first quarter of 2018.

Net income/ (loss) attributable to Changyou.com Limited

Net loss attributable to Changyou.com Limited was US$13 million, compared with net income of US$30 million in the first quarter of 2017 and net income of US$34 million in the fourth quarter of 2017. Fully-diluted net loss attributable to Changyou.com Limited per ADS6 was US$0.25, compared with net income of US$0.56 in the first quarter of 2017 and net income of US$0.64 in the fourth quarter of 2017.

Non-GAAP net loss attributable to Changyou.com Limited was US$16 million, compared with net income of US$35 million in the first quarter of 2017 and net income of US$34 million in the fourth quarter of 2017. Non-GAAP fully-diluted net loss attributable to Changyou.com Limited per ADS was US$0.30, compared with net income of US$0.66 in the first quarter of 2017 and net income of US$0.64 in the fourth quarter of 2017.

[6]	Each ADS represents two Class A ordinary shares.

Liquidity

As of March 31, 2018, Changyou had cash and cash equivalents, short-term investments and restricted cash of US$1.053 billion, compared with US$978 million as of December 31, 2017.

Operating cash flow for the first quarter of 2018 was a net inflow of US$41 million.

Dividend

On April 5, 2018, Changyou announced that its board of directors had declared a special cash dividend of US$4.70 per Class A ordinary or Class B ordinary share, or US$9.40 per ADS. The aggregate amount of the special cash dividend will be approximately US$500 million.

NASDAQ established April 27, 2018 as the ex-dividend date for the dividend. Accordingly, in order to be entitled to receive the dividend, holders of ADSs must hold the ADSs as of no later than the end of the day on April 26, 2018, the day before the ex-dividend date. For more information, please refer to the press release issued on April 12, 2018.

Business Outlook

For the second quarter of 2018, Changyou expects:

•	Total revenue to be between US$110 million and US$120 million, including online game revenue of US$85 million to US$95 million;

•	Non-GAAP net income attributable to Chanyou.com Limited to be between US$20 million and US$25 million, and non-GAAP income per fully-diluted ADS to be between US$0.38 and US$0.47. Gain on share based compensation to be around US$2 million, assuming no new grants of share-based awards, and considering the impact of the payment of special cash dividend. Taking into account the elimination of the impact of these share-based awards, GAAP net income attributable to Changyou.com to be between US$22 million and US$27 million, and GAAP income per fully-diluted ADS to be between US$0.42 and US$0.51.

For the second quarter 2018 guidance, the Company has adopted a presumed exchange rate of RMB6.40 = US$1.00, as compared with the actual exchange rate of approximately RMB6.86 = US$1.00 for the second quarter 2017, and RMB6.36=US$1.00 for the first quarter 2018.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions do not involve subsequent cash outflow, Changyou does not factor these in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 27, 2017, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 6:30 a.m. U.S. Eastern Time, April 25, 2018 (6:30 p.m. Beijing/Hong Kong, April 25, 2018).

The dial-in details for the live conference call are:

US:	1-866-519-4004
Hong Kong:	800-906-601
China Mainland:	400-620-8038
International:	+1-845-675-0437
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 09: 30 a.m. Eastern Time on April 25, 2018 through May 1, 2018. The dial-in details for the telephone replay are:

International:	+61-2-8199-0299
Passcode:	9989536

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
Revenue:
Online game	$105,461	$109,383	$85,325
Online advertising	5,077	6,131	5,854
Cinema advertising	24,870	25,492	24,600
IVAS	1,797	3,452	4,091

Total revenue	137,205	144,458	119,870

Cost of revenue:
Online game(includes share-based compensation expense of $(12), $1 and $24 respectively)	17,119	17,097	16,505
Online advertising	1,491	1,674	1,620
Cinema advertising	22,729	24,509	18,203
IVAS	1,603	2,407	2,784

Total cost of revenue	42,942	45,687	39,112

Gross profit	94,263	98,771	80,758

Operating expenses:
Product development (includes share-based compensation expense of $(935), $69 and $2,004, respectively)	33,793	33,027	26,408

Sales and marketing (includes share-based compensation expense of $(199), $29 and $401 respectively)	15,237	19,949	10,937

General and administrative (includes share-based compensation expense of $(1,279), $71 and $3,104 respectively)	7,890	10,520	11,895

Total operating expenses	56,920	63,496	49,240

Operating profit	37,343	35,275	31,518
Interest income, net	7,647	7,687	5,343
Foreign currency exchange loss	(2,811)	(1,312)	(742)
Other income, net	5,441	3,940	2,267

Income before income tax expense	47,620	45,590	38,386
Income tax expense	61,059	11,489	8,425

Net income/ (loss)	(13,439)	34,101	29,961
Less: Net income/(loss) attributable to non-controlling interests	(281)	(105)	103

Net income/ (loss) attributable to Changyou.com Limited	$(13,158)	$34,206	$29,858

Basic net income/ (loss) attributable to Changyou.com Limited per ADS	$(0.25)	$0.65	$0.57

ADSs used in computing basic net income attributable to Changyou.com Limited per ADS	52,734	52,709	52,380

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$(0.25)	$0.64	$0.56

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,734	53,544	53,435

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2018	As of Dec. 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$729,318	$571,139
Restricted cash	2,140	2,020
Accounts receivable, net	80,121	91,636
Short-term investments	321,844	404,584
Prepaid and other current assets	576,433	528,085

Total current assets	1,709,856	1,597,464

Non-current assets:
Fixed assets, net	194,457	189,947
Goodwill	28,179	27,504
Intangible assets, net	6,205	8,460
Deferred tax assets	10,519	10,100
Other assets, net	59,610	88,548

Total non-current assets	298,970	324,559

TOTAL ASSETS	$2,008,826	$1,922,023

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$41,842	$42,917
Accounts payable and accrued liabilities	499,472	494,934
Tax payables	19,430	19,468

Total current Liabilities	560,744	557,319

Long-term liabilities:
Deferred tax liabilities	86,307	34,443
Long-term tax payable	14,666	14,114
Other long-term liabilities	821	790

Total long-term liabilities	101,794	49,347

Total liabilities	662,538	606,666
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	1,345,331	1,312,005
Non-controlling interests	957	3,352

Total shareholders’ equity	1,346,288	1,315,357

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,008,826	$1,922,023

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2018
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$88,342	(12)	88,330
Online advertising gross profit	3,586	—	3,586
Cinema advertising gross profit	2,141	—	2,141
IVAS gross profit	194	—	194

Gross profit	$94,263	(12)	94,251

Gross margin	69%		69%
Operating expense	56,920	2,413	59,333

Operating profit	$37,343	(2,425)	34,918

Operating margin	27%		25%

Income tax expense	61,059		61,059
Net loss	$(13,439)	(2,425)	(15,864)

Less: Net loss attributable to non-controlling interests	(281)	—	(281)

Net loss attributable to Changyou.com Limited	$(13,158)	(2,425)	(15,583)

Net margin attributable to Changyou.com Limited	(10%)		(11%)

Diluted net loss attributable to Changyou.com Limited per ADS	$(0.25)		(0.30)

ADSs used in computing diluted net loss attributable to Changyou.com Limited per ADS	52,734		52,734

Note:

(a)	The Non-GAAP adjustment does not have an impact on income tax expense.
(b)	To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuations in the market price for the Company’s ADS.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2017
		Non-GAAP adjustments
	GAAP	Share-based compensation expense	Non-GAAP
Online game gross profit	$92,286	1	92,287
Online advertising gross profit	4,457	—	4,457
Cinema advertising gross profit	983	—	983
IVAS gross profit	1,045	—	1,045

Gross profit	$98,771	1	98,772

Gross margin	68%		68%
Operating expense	63,496	(169)	63,327

Operating profit	$35,275	170	35,445

Operating margin	24%		25%

Income tax expense	11,489		11,489
Net income	$34,101	170	34,271

Less: Net loss attributable to non-controlling interests	(105)	3	(102)

Net income attributable to Changyou.com Limited	$34,206	167	34,373

Net margin attributable to Changyou.com Limited	24%		24%

Diluted net income attributable to Changyou.com Limited per ADS	$0.64		0.64

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,544		53,701

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2017
		Non-GAAP adjustments
	GAAP	Share-based compensation expense	Non-GAAP
Online game gross profit	$68,820	24	68,844
Online advertising gross profit	4,234	—	4,234
Cinema advertising gross profit	6,397	—	6,397
IVAS gross profit	1,307	—	1,307

Gross profit	$80,758	24	80,782

Gross margin	67%
Operating expenses	49,240	(5,509)	43,731

Operating profit	$31,518	5,533	37,051

Operating margin	26%		31%

Income tax expense	8,425	—	8,425
Net income	$29,961	5,533	35,494

Less: Net income attributable to non-controlling interests	103	3	106

Net income attributable to Changyou.com Limited	$29,858	5,530	35,388

Net margin attributable to Changyou.com Limited	25%		30%

Diluted net income attributable to Changyou.com Limited per ADS	$0.56		0.66

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,435		53,771